Free Writing Prospectus

Dated June 30, 2010

Filed Pursuant to Rule 433(d)

Registration No. 333-149075

Registration No. 333-149075-05

Pxg Details $650.0mm CarMax 10-2 (Auto Loan)

LEADS: JPM/BAML **ALL POT**

CO-MGRS: BARC/WELLS

CL	SIZE MM	WAL	S/F	PWIN	LGL	PXING	%	CPN	PX
A1	147.000	0.35	A-1+/F1+	08/10-03/11	07/11	IL+1	0.62718	0.62718	100.00000
A2	120.000	0.99	AAA/AAA	03/11-11/11	01/13	EDSF+20	0.923	0.92	99.99878
A3	249.000	2.20	AAA/AAA	11/11-09/13	02/15	IS+35	1.415	1.41	99.99815
A4	82.000	3.65	AAA/AAA	09/13-07/14	10/15	IS+45	2.053	2.04	99.98495
B	43.875	4.02	A/A	07/14-07/14	06/16	IS+225	3.994	3.96	99.99552
C	8.125	4.02	BBB/BBB+	07/14-07/14	12/16	IS+350	5.244	5.18	99.97218

PRICING SPEED:	1.3% ABS	CLEAN-UP CALL: 10%
ERISA ELIGIBLE:	YES
TICKER:	CARMX 2010-2
EXPECTED PRICE:	PRICED	EXPECTED SETTLE: 07/08/10
CUSIPS:	A1:14313EAA0; A2:14313EAB8; A3:14313EAC6; A4:14313EAD4; B:14313EAE2; C:14313EAF9
OFFERING TYPE:	PUBLIC
B&D:	J.P. MORGAN

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com. Any disclaimer below is not applicable and should be disregarded.